SECOND AMENDED AND RESTATED OPERATING AGREEMENT

THIS AMENDED AND RESTATED OPERATING AGREEMENT is made and entered into as of the ___1___ day of April, 2011, by and among GLG PHARMA, LLC, and all of its members.

WITNESSETH:

WHEREAS, certain of the parties hereto have executed the Amended and Restated Operating Agreement of GLG PHARMA, LLC, dated effective as of December 2010 (the "December Operating Agreement"); and

WHEREAS, the parties hereto desire to amend and restate the December Operating Agreement in its entirety; and

WHEREAS, references herein to the "Operating Agreement" shall refer to the December Operating Agreement, as amended and restated hereby;

NOW, THEREFORE, in consideration of the mutual promises contained herein, the undersigned, being all of the members of GLG Pharma, LLC, do hereby adopt the following as the amended and restated operating agreement of such limited liability company:

1.   DEFINITIONS. For purposes of this Operating Agreement, the following terms shall have the meanings set forth below:

"Act" means the Florida Limited Liability Company Act and any successor statute, as amended from time to time.

"Affiliate" of another Person means: (a) any entity or individual that directly or indirectly controls or holds the power to vote 10% or more of the outstanding voting securities of the Person in question; (b) any Person 10% or more of whose voting securities are directly or indirectly owned, controlled or held with power to vote, by such other Person; and (c) any Person directly or indirectly controlling, controlled by, or under common control with such other Person.

"Articles of Organization" or "Articles" means the Articles of Organization filed for the Company in accordance with the Act.

"Capital Account" has the meaning given to such term in Section 3(e).

"Capital Contribution" means the total amount of capital contributed by a Member to the Company, as determined from time to time, which shall include cash contributions and the fair market value of any Contributed Property.

"Change of Control" means (a) any sale or transfer of all or substantially all of the assets of the Company; or (b) any sale or transfer of any equity interest in the Company, or the issuance by the Company of additional equity interests in the Company, in a single transaction or series of related transactions, as a result of which the persons holding all of the outstanding equity interests of the Company immediately prior to the Change of Control transaction hold less than a majority of the outstanding equity interests of the Company after the consummation of the Change of Control transaction.

"Class A Members" means those persons owning the Class A Units.

"Class A Units" means those Units of membership interest in the Company issued to Class A Members and having the rights set forth herein.

"Class B Members" means those persons owning the Class B Units.

"Class B Units" means those Units of membership interest in the Company issued to Class B Members and having the rights set forth herein.

"Code" means the Internal Revenue Code of 1986 and any successor statute, as amended from time to time.

"Company" means GLG Pharma, LLC, a Florida limited liability company.

"Company Property" means all properties, assets and rights of any type owned by the Company.

"Contributed Property" means any property contributed to the Company at any time or from time to time (or deemed contributed to the Company upon a termination and reconstitution thereof under the Code).

"License Agreement" means the three exclusive license agreements granted by the parent of Moffitt Technologies Corporation ("Moffitt") to the Company on May 21, 2010 for various Stat3 technologies bearing Moffitt docket numbers 04B116, 06A028, and 06A065.

"Majority Interest" means one or more Members holding more than 50% of the aggregate voting power of the Company, which voting power is vested in the Class B Units.

"Manager" means any Person(s) who is/are elected as a Manager(s) of the Company to manage and operate the affairs of the Company.

"Member" means each Person who owns or acquires a Unit pursuant to this Operating Agreement and each Person hereafter admitted to the Company as a Member

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as provided in this Operating Agreement. The Members and their respective ownership of Units are set forth on Exhibit "A."

"Moffitt Conversion Date" means the date on which the Company has raised (since inception) an aggregate of $5,000,000 through the issuance of membership units or other equity securities in the Company or rights convertible into or exchangeable for such units or equity securities. In the event that on such date, the Company has raised an aggregate cumulative total in excess of $5,000,000 in such financings, the calculation of the Percentage Interest attributable to the Class A Units originally issued to Moffitt shall be made assuming that only a cumulative aggregate of $5,000,000 was raised as of such date.

"Net Cash Receipts" means the gross cash proceeds from the operation of the Company's business less (i) the portion thereof used to pay Company expenses, debt payments (whether mandatory or voluntary) and capital expenditures, and (ii) such amount as the Managers determine is needed as reserves for maintaining or expanding the Company in a sound financial and cash position, including the establishment of reserves reasonably required in the judgment of the Managers for the proper operation or contemplated expansion of the Company.

"Option Agreement" means each of the two Option Agreements dated September 24, 2009, entered into between the parent of Moffitt and the Company, one Option Agreement dated February 26, 2010, entered into between the parent of Moffitt, the University of Central Florida Research Foundation ("UCFRF"), and the Company, and any similar Option Agreement hereafter entered into between Moffitt (or its parent) and the Company.

"Paragon Conversion Date" means the date on which the Company has raised, (since inception) an aggregate of $2,000,000 through the issuance of membership units or other equity securities in the Company or rights convertible into or exchangeable for such units or equity securities. In the event that on such date, the Company has raised an aggregate cumulative total in excess of $2,000,000 in such financings, the calculation of the Percentage Interest attributable to the Class A Units originally issued to Paragon shall be made assuming that only a cumulative aggregate of $2,000,000 was raised as of such date.

"Percentage Interest" of a Member means the percentage determined by dividing (i) the aggregate number of Class B Units owned by a Member (in the event that the Class A Units have not been converted into Class B Units, then, for the purposes of calculating the Class A Member's Percentage Interest, the Class A Member shall be deemed to own such number of Class B Units that the Class A Member would receive if the conversion took place at the time of calculating the Class A Member's Percentage Interest), by (ii) the aggregate number of Class B Units owned (and deemed owned by the Class A Member as provided above) by all Members; provided that (x) prior to the

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Moffitt Conversion Date, the Percentage Interest attributable to the Class A Units originally issued to Moffitt shall be no less than fifteen percent (15%), and (y) prior to the Paragon Conversion Date, the Percentage Interest attributable to the Class A Units originally issued to Paragon shall be no less than five percent (5%).

"Person" means any individual, corporation, trust, partnership, joint venture, limited liability company or other entity.

"Profits" and "Losses" mean, for each fiscal year, an amount equal to the Company's taxable income or loss for such year, with the following adjustments:

        (i)   Any income exempt from federal income tax shall be included; and

        (ii)   Any expenditures of the Company not deductible for federal income tax purposes shall be subtracted.

"Regulations" means the income tax regulations promulgated under the Code as amended from time to time (including corresponding provisions of succeeding regulations).

"Transfer" means, with respect to a Unit, a sale, assignment, gift or any other disposition, whether voluntary, involuntary or by operation of law.

"Units" means those Units of membership interest in the Company issued to Members and having the rights set forth herein, which shall include, but not be limited to, the Class A Units and the Class B Units.

2.   ORGANIZATION.

     (a)   Formation. The Company has been organized as a Florida limited liability company under and pursuant to the Act. The rights and obligations of the Members shall be as set forth in the Act except as this Operating Agreement expressly provides otherwise. The Company has been formed for the conduct of any lawful business.

     (b)   Name. The name of the Company is "GLG Pharma, LLC," and all Company business shall be conducted in that name or such other name as the Managers may select from time to time.

     (c)   Term. The Company commenced on the date of filing of the Articles and shall continue in existence perpetually, or until such time as may be determined in accordance with the terms of this Operating Agreement.

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(d) <u>Authorized Units</u>. The Units authorized to be issued by the Company shall be 10,000,000 Class A Units and 10,000,000 Class B Units.

(e) <u>Voting</u>. The entire voting power of the Company shall be vested solely in the Class B Units, each of which shall entitle the holder thereof to one vote at each meeting of the Members of this Company. In the event that the Class A Units have not been converted into Class B Units, then, for the purposes of this subsection (e), the Class A Member shall be deemed to own, and may vote, such number of Class B Units that the Class A Member would receive if the conversion took place at the time the Class A Member exercises its right to vote such deemed Class B Units.

3. CAPITAL CONTRIBUTIONS AND CAPITAL ACCOUNTS.

(a) <u>Initial Contributions</u>. The Members have made contributions to the capital of the Company as set forth on Exhibit "A."

(b) <u>Subsequent Contributions</u>. No Member shall be obligated to make any Capital Contributions to the Company other than those set forth on Exhibit "A."

(c) <u>Return of Capital Contributions</u>. Except as expressly provided herein, no Member shall be entitled to the return of any part of its Capital Contributions or to be paid interest in respect of either its Capital Account or its Capital Contributions.

(d) <u>Loans by Managers and Members</u>. Any Manager or Member may, but is not obligated to, loan to the Company such sums as the Managers determine to be appropriate for the conduct of the Company's business, upon the consent of the Managers. Any such loans shall be made upon terms and for such maturities as the Managers determine are commercially reasonable.

(e) <u>Capital Accounts</u>. A separate capital account shall be maintained for each Member in accordance with the Code and Regulations (a "Capital Account"). Subject to the requirements of the Regulations, each Capital Account shall be credited with: (i) all cash contributions of such Member to the Company; (ii) the fair market value of any Contributed Property; and (iii) such Member's share of the Company's Profits. Subject to the requirements of the Regulations, each Capital Account shall be debited for (i) distributions of cash to such Member; (ii) the fair market value of Company Property distributed to such Member; and (iii) such Member's share of the Company's Losses.

4. ALLOCATIONS AND DISTRIBUTIONS.

(a) <u>Allocation of Profits</u>. Profits for each fiscal year shall be allocated to the Members in accordance with their respective Percentage Interests.

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(b)   Allocation of Losses. Losses for each fiscal year shall be allocated to the Members in accordance with their respective Percentage Interests.

(c)   Code Section 704(c) Allocations. In accordance with Code Sec. 704(c), income, gain, loss and deduction concerning any Contributed Property shall, solely for tax purposes, be allocated among the Members to take account of any variation between the adjusted tax basis of such property and the fair market value of such property upon contribution.

(d)   Distributions of Net Cash Receipts. Except as provided in Section 12, Net Cash Receipts, if any, shall be distributed at such times as the Managers may elect, to the Members in accordance with their respective Percentage Interests.

(e)   Mandatory Tax Distribution. Notwithstanding Section 4(d), the Company shall during each fiscal year or not later than 90 days following the end of such fiscal year make a distribution to each Member (a "Tax Distribution") from Net Cash Receipts, if any, in an amount equal to the excess of such Member's Presumed Tax Liability for such fiscal year over the amount of actual distributions made by the Company to such Member during such fiscal year (other than amounts considered Tax Distributions attributable to a prior year). Any amount distributed pursuant to this Section 4(e) will be deemed to be an advance distribution of amounts otherwise distributable to a Member pursuant to Section 4(d) and will reduce the amounts that would subsequently otherwise be distributable to such Member pursuant to Section 4(d) in the order such amounts would otherwise have been distributable. "Presumed Tax Liability" for any Member for a fiscal year shall mean an amount equal to the product of (i) the amount of taxable income or gain of the Company (including in computing taxable income any items required to be separately stated under Section 703) allocated to such Member for that fiscal year, and (ii) the effective federal income tax rate(s) applicable to such income or gain during the fiscal year for computing ordinary income tax liabilities (that is, without reference to minimum taxes, alternative minimum taxes, or income tax surcharges) of a natural person in the highest bracket of taxable income. Amounts distributed pursuant to this Section 4(e) shall be made from Net Cash Receipts prior to any other distributions thereof pursuant to Section 4(d).

(f)   Additional Tax Allocation Provisions. Notwithstanding the provisions of Sections 4(a) and 4(b), the special allocations set forth on Exhibit B shall be made, as determined by the Managers, in the order set forth in such Exhibit.

5.   MEMBERSHIP; DISPOSITIONS OF UNITS.

(a)   Current Members. The current members of the Company are the Persons executing this Operating Agreement as Members as of the date of this Operating Agreement.

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(b)   Restrictions on Transfer of Units.

(i)   Transfer Prohibited. No Member shall directly or indirectly, sell, assign, transfer, mortgage, encumber, pledge or otherwise deal with or dispose of all or any of the Units now owned and hereafter acquired by such Member, without first obtaining the written consent of the Company, or, in the absence of such written consent, without first complying with the terms and conditions of this Section 5(b); provided, however, that (a) any Member may transfer or assign all or any of the Units now owned and hereafter acquired by such Member to a trust for the benefit of such Member, his or her spouse, designated beneficiary or descendants, and (b) a Class A Member may transfer all or any of the Units now owned and hereafter acquired by such Member to any of its Affiliates, the University of South Florida, and University of Central Florida Research Foundation without first obtaining the written consent of the Company and without first complying with the terms and conditions of this Section 5(b).

(ii)   Effect of Transfer. In the event of any sale, assignment, mortgage, encumbrance, disposition or transfer of any kind by a Member of all or any of the Units pursuant to the terms of this Section 5(b), the transferee shall receive and hold the transferred Units subject to the terms and conditions of this Operating Agreement. Every transferee shall be deemed to be a "Member" for purposes of this Operating Agreement, and by acceptance of the Units, every transferee agrees to abide by the terms of this Operating Agreement.

(iii)   Transfer of Units During Lifetime.

(1)   Offer to Sell.

A.   If a Member desires to sell or in any way encumber or dispose of all or any of its Units in the Company, such Member shall first serve written notice (the "Offer to Sell") to that effect upon the Company, stating the number of Units desired to be sold, encumbered or otherwise disposed of, and offering to sell such Units to the Company in accordance with the terms of this Operating Agreement.

B.   The Company shall have the assignable right (but not the obligation), which right shall be assignable by the Company to one or more other parties in its discretion, to purchase all or any part of the Units so offered by giving written notice of acceptance (specifying the number of Units to be purchased) to the selling Member within thirty (30) days after receipt by such other Members and the Company of the Offer to Sell.

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(2) <u>Terms of Purchase</u>. In the event that any Units are to be purchased pursuant to the terms of this Section 5(b), the following provisions shall apply:

A. Each Unit to be purchased shall be purchased at the price specified in Exhibit "C" to this Operating Agreement.

B. The purchase price of the Units shall be paid in accordance with the provisions of Section 5(b)(iii)(5).

(3) <u>Unaccepted Units</u>. In the event that the Company fails or refuses to purchase all of the Units offered for sale, the selling Member shall be free to sell, encumber, or otherwise dispose of the shares of unaccepted Units in any manner and upon any terms and conditions; provided, however, that such selling Member shall not in fact sell any Units to another person for a price less than the purchase price fixed by this Operating Agreement without first offering the Company the right to purchase at the same price and upon the same terms as such other person. In carrying out the intent of the immediately preceding sentence, the same procedure as specified in Sections 5(b)(iii)(1) and (2) shall again be followed, except that the notice served upon the Company shall specify the name and address of the person to whom the selling Member proposes to sell his or her Units and the price and terms offered by such person for such Units. In the event that there remain any unaccepted Units after the application of such procedures, the selling Member shall then be free to sell the unaccepted Units to the proposed purchaser at such price and upon such terms. Any sale, encumbrance, or other disposition that may take place must, in any event, take place within ninety (90) days following the close of the last applicable thirty (30) or ten (10) day period, and upon the expiration of such ninety (90) day period, the provisions of this Operating Agreement shall reattach to all of the Units not sold, encumbered or otherwise disposed of during such period.

(4) <u>Encumbered Units</u>. In the event that any Units are not sold but are merely encumbered during the ninety (90) day period specified in Section 5(b)(iii)(3) above, then the transferee of such encumbered Units shall accept such Units subject to the terms and conditions of this Operating Agreement.

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(5) Payment for Units. Within sixty (60) days after there has been an offer and acceptance under this Section 5(b)(iii), any purchaser of Units pursuant to this Section 5(b)(iii) shall pay the purchase price therefor as follows:

A. At the option of the purchaser, all or any part of the purchase price may then be paid in cash.

B. Any part of the purchase price which is not then paid in cash shall then be evidenced by a nonnegotiable promissory note of the purchaser delivered to the seller (the "Note"). The Note shall bear interest at the minimum rate necessary to avoid inclusion in gross income of unstated or imputed interest or original issue discount under the applicable provisions of the Internal Revenue Code of 1986, as amended, or any statute of similar import, and any Treasury Regulations thereunder, at the time the Note is executed, and shall provide for the acceleration of the maturity of the unpaid principal and interest at the option of the holder upon default in the payment of any installment of principal or interest. The Note shall provide for equal monthly installments of principal and interest over a period not to exceed sixty (60) months. Any and all payments of principal or interest may be prepaid without penalty or premium. All of the Units being purchased shall be pledged as collateral to secure the full payment of the Note. The Purchaser shall execute an appropriate security agreement to reflect such pledge. So long as the purchaser is not in default, he or she shall have all rights of ownership in the purchased Units, including the right to vote and receive distributions on the same. Upon full payment of the Note, the Units pledged as collateral shall be released and delivered to the purchaser thereof.

(c) Information.

(i) In addition to the other rights specifically set forth in this Operating Agreement, each Member is entitled to all information to which that Member has access pursuant to the Act, under the circumstances and subject to the conditions therein stated.

(ii) The Members acknowledge that, from time to time, they may receive information from or regarding the Company in the nature of trade secrets or that otherwise is confidential, the release of which may be damaging to the

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Company or Persons with which it does business. Each Member shall hold in strict confidence any information it receives regarding the Company and may not disclose it to any Person other than another Member or a Manager. The Members acknowledge that breach of the provisions of this Section may cause irreparable injury to the Company for which monetary damages are inadequate, difficult to compute, or both. Accordingly, the Members agree that the provisions of this Section may be enforced by specific performance without posting bond.

(d)   Liability to Third Parties. No Member or Manager shall, by virtue of its status as a Member or Manager, or its ownership of Units, be liable for the debts, obligations or liabilities of the Company, including but not limited to a judgment, decree or order of a court.

(e)   Withdrawal. A Member does not have the right to withdraw from the Company as a Member and agrees not to do so. A Member who withdraws as a member of the Company without the consent of the Managers shall be liable to the Company for any damages suffered by the Company on account of the breach and shall not be entitled to receive any payment for its Units or a return of its Capital Contribution until the time otherwise provided herein for distributions to Members.

(f)   Lack of Authority. No Member (other than a Manager or an officer appointed by the Managers) has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company, or to make any expenditure on behalf of the Company. No Member shall commence an involuntary bankruptcy of the Company.

(g)   Mandatory Conversion of Class A Units.

(i)   On the Moffitt Conversion Date, the Class A Units originally issued to Moffitt shall automatically convert to such number of Class B Units as results in such Member's Percentage Interest immediately after such conversion equaling the greater of (x) such Member's Percentage Interest immediately prior to such conversion, on a fully diluted basis, or (y) fifteen percent (15%).

(ii)   On the Paragon Conversion Date, the Class A Units originally issued to Paragon shall automatically convert to such number of Class B Units as results in such Member's Percentage Interest immediately after such conversion equaling the greater of (x) such Member's Percentage Interest immediately prior to such conversion, on a fully diluted basis, or (y) five percent (5%).

(h)   Tag-Along Rights.

(i)   In addition to the requirements of Section 5(b)(iii) hereof, no Class B Member shall, individually or in the aggregate, directly or indirectly, sell,

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transfer or otherwise dispose of any of the Units owned by such Member (for purposes of this Section 5(h), such Member shall be known as a "Tag-Along Offeror"), in a single transaction or a related series of transactions, to any third party unless the terms and conditions of such sale, transfer or other disposition to such third party (the "Third Party Disposition") of the Units (collectively, the "Tag-Along Investor Units") shall contain an offer to (a) the other Class B Members, and (b) to the Class A Members (for purposes of this Section 5(h), such Members shall be known as the "Tag-Along Offerees") to include in such Third Party Disposition such number of Tag-Along Offerees' Units as is determined in accordance with Section 5(h)(ii) below.

(ii)   At least forty-five (45) days prior to effecting any Third Party Disposition, the Tag-Along Offeror shall promptly cause the terms and conditions of the Third Party Disposition to be reduced to a reasonably detailed writing (which writing shall identify the third party purchaser, the number of Tag-Along Investor Units proposed to be sold, and shall include the offer to the Tag-Along Offerees to purchase or otherwise acquire the Tag-Along Offerees' Units according to the terms and subject to the conditions of this Section 5(h)), and shall deliver, or cause the third party to deliver, written notice (the "Notice") of the terms of such Third Party Disposition to Tag-Along Offerees. The Notice shall be accompanied by a true and correct copy of the agreement, if any, embodying the terms and conditions of the proposed Third Party Disposition (or a written summary thereof if there is no agreement). At any time after receipt of the Notice (but in no event later than ten (10) business days after receipt), each of the Tag-Along Offerees may accept the offer included in the Notice for up to such number of its Units, as determined in accordance with the provisions of Section 5(h)(iii) below, by furnishing irrevocable written notice of such acceptance to the Tag-Along Offeror and to the third party.

(iii)   In the event that one or more Tag-Along Offerees elects to accept the offer included in the Notice, each Tag-Along Offeree shall have the right to sell, transfer or otherwise dispose of such number of its Units pursuant to, and upon consummation of, the Third Party Disposition which is equal to the product of (X) the total number of Units owned by such Tag-Along Offeree, and (Y) a fraction, the numerator of which shall equal the total number of Tag-Along Investor Units to be sold to the third party, and the denominator of which shall equal the total number of Units owned by the Tag-Along Offeror. If the third party purchaser is not willing to purchase such additional Units, the number of Units to be sold by Tag-Along Offeror on the one hand, and Tag-Along Offerees on the other hand, shall be proportionately reduced.

(iv)   The purchase of Tag-Along Investor Units pursuant to this Section 5(h) shall be made on the same terms (including, without limitation, the per Unit consideration and method of payment, and the date of sale, transfer or other

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disposition), and subject to the same conditions, if any, as are provided to the Tag-Along Offerees and stated in the Notice.

(v) Upon the consummation of the disposition of Tag-Along Investor Units to the third party pursuant to the Third Party Disposition, the Tag-Along Offeror shall (i) cause the third party to remit directly to the Tag-Along Offerees the sales price of the Tag-Along Offerees' Units disposed of pursuant thereto, and (ii) furnish such other evidence of the completion and time of completion of such disposition and the terms thereof as may reasonably be requested by the Tag-Along Offerees.

(vi) If none of the Tag-Along Offerees has delivered to the Tag-Along Offeror, and to the third party purchaser, written notice of its acceptance of the offer contained in the Notice within ten (10) business days after the receipt of such Notice, the Tag-Along Offerees shall be deemed to have waived any and all rights pursuant to this Section 5(h) with respect to the disposition of their Units described in the Notice, and the Tag-Along Offeror shall have sixty (60) calendar days (calculated from the first day next succeeding the expiration of the ten (10) business day acceptance period described above), in which to dispose of the aggregate amount of the Tag-Along Investor Units described in the Notice to the third party identified in the Notice, on terms not more favorable to such third party than those which were set forth in the Notice. If one or more Tag-Along Offerees has delivered irrevocable written notice of acceptance as described in the preceding sentence and, if after sixty (60) calendar days following receipt of the Notice, the Tag-Along Offeror and the third party shall not have completed the disposition of Tag-Along Investor Units to be sold in connection therewith in accordance with the terms of the Third Party Disposition, all the restrictions on the disposition of Tag-Along Investor Units contained in this Section 5(h) shall once again be in force and effect.

(i) Drag-Along Rights. If one or more of the Class B Members owning, in the aggregate, a majority of the Class B Units (collectively, the "Selling Class B Member"), propose to sell all (but not less than all) of their Units to a third-party purchaser (subject to the prior satisfaction of Sections 5(b)(iii) and 5(h)) they may, by giving written notice (a "Drag-Along Notice") to (a) the other Class B Members, and (b) to the Class A Members, require that such other Members sell all (but not less than all) of their Units to the third-party purchaser for the same consideration per Unit and otherwise on the same terms and conditions as those specified in the third-party offer. The Selling Class B Member shall not be responsible for any failure by the third-party purchaser to complete the transactions contemplated by its offer but shall not sell any Units to the third-party purchaser unless the Units to be sold by the other Investors are purchased by the third-party purchaser at the same time in accordance with the provisions of this Section 5(I).

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(j) Piggyback Rights. If at any time the Company proposes to prepare and file with the Securities and Exchange Commission (the "SEC") one or more registration statements or amendments, including post-effective amendments, or supplements thereto covering any equity or debt securities of the Company, or any such securities of the Company held by the Members (for purposes of this Section 5(j), collectively, a "Piggyback Registration Statement"), the Company will give written notice of its intention to do so by registered or certified mail ("Notice"), at least twenty (20) business days prior to the filing of each such Piggyback Registration Statement, to (a) the Class B Members, and (b) to the Class A Members. The Company shall include all Class B Units and, if the Class A Members were entitled to notice in accordance with the preceding sentence, all Class A Units in the proposed Piggyback Registration Statement with respect to which the Company has received written requests for inclusion therein within 20 days after the receipt of the Company's notice, and the Company shall use its best efforts to cause such Piggyback Registration Statement to be declared effective by the SEC, so as to permit the public resale by the requesting Members of their Units pursuant thereto, at the Company's sole cost and expense and at no cost or expense to the requesting Members (other than any underwriting or other commissions, discounts or fees of any counsel or advisor to the Members, which shall be payable by the Members). The Company shall use its commercially reasonable best efforts to have the Piggyback Registration Statement declared effective by the SEC as expeditiously as practicable, and shall keep such Piggyback Registration Statement current for 180 days; provided, however, that the Company shall have the right (a) to defer the initial filing or request for acceleration of effectiveness, or (b) after effectiveness, to suspend effectiveness of the Piggyback Registration Statement (to be later recontinued) if, in the good faith judgment of the Managers of the Company, such delay in filing or requesting acceleration of effectiveness or such suspension of effectiveness is necessary in light of the existence of material non-public information (financial or otherwise) concerning the Company, disclosure of which at the time is not in the best interests of the Company. The Company shall not give more than two suspension notices during any period of twelve consecutive months and in no event may a suspension period exceed 90 days.

(k) Redemption Rights.

(i) Grant of Redemption Option.

(x) Subject to the terms and conditions contained in this Section 5(k), at the request of Moffitt at any time on or after the earlier of (A) December 17, 2017, or (B) the exercise by Paragon of the Paragon Redemption Option, the Company shall redeem all of the Units originally issued to Moffitt (the "Moffitt Redemption Option").

(y) Subject to the terms and conditions contained in this Section 5(k), at the request of Paragon at any time on or after the earlier of (A)

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December 17, 2014, or (B) the consummation of a Change of Control, the Company shall redeem all of the Units then originally issued to Paragon (the "Paragon Redemption Option").

(z)   The Company covenants and agrees that the Moffitt and Paragon Redemption Options shall be superior to any redemption rights granted by the Company to any other person or entity and that any redemption rights granted by the Company shall be subordinate to the Moffitt and Paragon Redemption Options in all respects.

(ii)   Redemption Price; Exercise of Option. The purchase price for the redemption of the Units will equal the Redemption Price. Moffitt and Paragon may exercise their respective Redemption Options only by its delivery of a written notice to Company, indicating that such person is exercising its rights under this Section 5(k). At the closing of the redemption, Company shall pay to the holders of the Unit being redeemed in cash, by wire transfer, or certified check, the Redemption Price in exchange for delivery of appropriate instruments of transfer of the Units. The date, time, place, and procedure for the closing of the redemption shall be as reasonably determined by the holders of a majority of the Units to be redeemed. "Redemption Price" means the higher of (a) Fair Market Value or (b) the value of the Units assuming the post-money valuation of Company after the Company raises at least five million dollars ($5,000,000) from the sale of Units. "Fair Market Value" shall mean the value of the Units to be valued as mutually agreed upon by the parties hereto. In the event that the parties cannot agree on a fair market value, Moffitt or Paragon, as the case may be, shall choose an independent valuation expert to establish the fair market value of the Units to be valued. There shall be no discount for lack of marketability or minority ownership status.

(iii)   Inability of the Company to Purchase. If the Company is unable to lawfully purchase all of the Units it is required to purchase pursuant to this Operating Agreement because such purchase would cause Company to be insolvent, then until such time as Company is legally able to purchase the Units pursuant to this Redemption Option, the purchase thereof shall be considered deferred. Notwithstanding the forgoing, if Moffitt or Paragon so requests, the Company shall purchase as many of the Units as it is legally able to purchase on the date originally required by this Section 5(k) (the "Original Closing Date") and at such times as Moffitt or Paragon may thereafter request. All such purchases shall be made pro rata among the Units originally issued to Moffitt and to Paragon, based on the number of Units being redeemed. Any deferral of the purchase of the Units shall not affect the date on which the Redemption Price is determined (the "Original Valuation Date") or the Redemption Price itself as long as the deferred purchases occur within the one (1) year period following the Original Closing Date. Thereafter, the Redemption Price for the remaining Units not yet

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redeemed (the "Deferred Membership Interests") shall be redetermined on each successive one (1) year anniversary (each, a "Redetermination Date") of the Original Closing Date and the Redemption Price of the Deferred Membership Interests to be purchased shall be the greater of (i) the Redemption Price determined on the Original Valuation Date, or (ii) the Redemption Price determined on the most recent Redetermination Date preceding the purchase of the remaining Deferred Membership Interests. In addition, in the event of any deferral of the purchase of the Units the Redemption Price shall also accrue interest at the then prime rate of interest as published in the Wall Street Journal which interest shall be payable by the Company to Moffitt or Paragon.

(l) <u>Rights of First Refusal</u>.

(i) <u>Subsequent Offerings</u>. The Company hereby grants to Moffitt the right to purchase up to 15% of any future private equity offerings other than in connection with employee option plans and with *bona fide* acquisitions or strategic alliances ("Additional Units") that the Company may, from time to time, propose to sell, except with respect to that certain warrant issued June 22, 2010, to the City of Jupiter, Florida.

(ii) <u>Notice</u>. In the event the Company proposes to sell Additional Units, it shall give Moffitt written notice before or within ten (10) days after issuance, describing the type of Additional Units, the price and number of shares and the general terms upon which the Company proposes to sell the same. Moffitt shall have ten (10) days from the date of such notice to agree to purchase up to 15% of such Additional Units for the price and upon the general terms specified in the notice by giving written notice to the Company of Moffitt's intention to purchase such Additional Units at the closing of the sale of Additional Units as determined by the Company.

6. <u>POWERS AND DUTIES OF MANAGERS AND MEMBERS</u>.

(a) <u>Management of Company</u>. Except as otherwise specifically limited herein, the Managers have the exclusive right to manage the Company's business. Accordingly, except as otherwise specifically limited in this Operating Agreement or under applicable law, the Managers shall: (i) manage the affairs and business of the Company; (ii) exercise the authority and powers granted to the Company; and (iii) otherwise act in all other matters on behalf of the Company. No contract, obligation or liability of any kind or type can be entered into on behalf of the Company by any Member other than a Manager of the Company. The Managers shall take all actions which shall be necessary or appropriate to accomplish the Company's purposes in accordance with the terms of this Operating Agreement.

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(b) <u>Specific Rights and Powers of the Managers</u>. In addition to the rights and powers which they may have in accordance with Section 6(a), and except as otherwise specifically limited in this Operating Agreement or under applicable law, the Managers shall have all specific rights and powers required for the management of the business of the Company including, without limitation, the right to do the following:

(i) Acquire such real or personal property as may be necessary or appropriate to accomplish the purposes of the Company;

(ii) Develop, operate, maintain, sell, transfer, assign, convey, or otherwise dispose of or deal with all or any part of the Company Property;

(iii) Incur debt for Company purposes and mortgage or pledge any or all of the Company Property to secure or provide for the repayment of such loans; to obtain replacements of any mortgage or mortgages in whole or in part, and prepay, refinance, recast, modify, extend or consolidate any mortgage affecting Company Property;

(iv) Incur all reasonable expenditures and pay all obligations of the Company;

(v) Execute any and all contracts, agreements, documents or instruments of any kind which the Managers may deem necessary or appropriate for carrying out the purposes of the Company, including, without limitation, leases, subleases, licenses, deeds, notes, mortgages and other agreements, documents or instruments of any kind or character or amendments of any such documents or instruments; and

(vi) Employ, engage, or retain and dismiss any Person as an employee, agent, independent contractor, advisor, attorney or accountant, or in such other capacities as the Managers may deem necessary;

(c) <u>Approval of Members</u>. Notwithstanding any contrary provision of this Operating Agreement, the Managers shall not sell or exchange all or substantially all of the Company's Property without first obtaining the written approval of a Majority Interest.

(d) <u>Number, Tenure and Qualifications</u>. The initial number of Managers of the Company shall be as set forth in the Articles. As of this date, the sole Managers are Richard Gabriel, Hector J. Gomez and Michael W. Lovell, each of whom shall hold office until his death, resignation or removal. Managers need not be residents of Florida. The number of Managers may be increased or decreased from time to time by resolution of the Managers, but no decrease shall have the effect of shortening the term of any incumbent Manager.

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(e) <u>Regular Meetings</u>. Regular meetings of the Managers shall be held at such times and places as shall be designated from time to time by resolution of the Managers.

(f) <u>Special Meetings</u>. Special meetings of the Managers may be called by or at the request of any Manager. The person or persons authorized to call the special meeting of the Managers may fix any place as the place for holding the special meeting of the Managers.

(g) <u>Vacancy; Resignation and Removal</u>. Any vacancy occurring among the Managers (including but not limited to a vacancy resulting from a Manager's removal), and any Manager position to be filled by reason of an increase in the number of Managers, shall be filled by election of those Members entitled to vote, at a meeting of the Members. A Manager may resign at any time upon written notice to the other Managers (or, if none, to the Members). One or more of the Managers may be removed by the affirmative vote of the holders of a Majority Interest. A Person shall cease to be a Manager upon his or her bankruptcy, death, permanent disability or mental incompetence.

(h) <u>Conflicts of Interest</u>. The Managers need not devote full time to the Company's business, but shall devote such time as they, in their discretion, deem necessary to manage the Company's affairs in an efficient manner. Subject to the other express provisions of this Operating Agreement, each Manager, Member and officer of the Company at any time and from time to time may engage in and possess interests in other business ventures of any and every type and description, independently or with others, including ventures in competition with the Company, with no obligation to offer to the Company or any other Member, Manager or officer the right to participate therein. The Company may transact business with any Manager, Member, officer or Affiliate thereof, provided the terms of those transactions are no less favorable than those the Company could obtain from unrelated third parties.

7. <u>MEETINGS OF MEMBERS</u>.

(a) <u>Meetings; Quorum</u>. Meetings of the Members may be called by any Manager or by Members holding not less than twenty-five percent (25%) of the Units entitled to vote. The meeting shall be held at the principal place of business of the Company or as designated in the notice of the meeting. A majority of the outstanding Units entitled to vote, represented in person or by proxy, shall constitute a quorum at any meeting of the Members. No Manager shall be removed at a meeting of Members unless the notice of such meeting shall state that a purpose of the meeting is to vote upon the removal of one or more Managers named in the notice. Only the named Manager or Managers may be removed at such meeting.

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(b)   Notice. Notice of any meeting of the Members shall be given no fewer than 10 days and no more than 60 days prior to the date of the meeting. Notices shall be delivered in the manner set forth in this Operating Agreement and shall specify the purpose or purposes for which the meeting is called. The attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

(c)   Proxies. Each Member entitled to vote at a meeting of Members, or to express consent or dissent to action in writing without a meeting, may authorize another Person or Persons to act for him or her by proxy. Such proxy shall be deposited at the principal offices of the Company not less than 48 hours before a meeting is held or action is taken, but no proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

(d)   Voting of Units. Each Member shall be entitled to one vote for each Class B Unit owned by such Member upon each matter submitted to a vote of the holders thereof. In elections for Managers, the Members shall not have the right to cumulative voting. At any meeting at which a quorum is present, action on any matter shall be approved if the aggregate number of Class B Units favoring the action exceeds the aggregate number of Class B Units opposing the action, unless a greater percentage of affirmative votes is required by this Agreement or the Articles of Organization. The Class A Member shall have the voting rights established in Section 2(e).

8.   INDEMNIFICATION.

(a)   Right to Indemnification. Subject to the limitations and conditions provided in this Section 8 and in the Act, each Person (an "Indemnified Person") who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (a "Proceeding"), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that he, or a Person of whom he is the legal representative, is or was a Manager of the Company or is or was serving as a manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise that is or was a Manager shall be indemnified by the Company against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable costs and expenses (including, without limitation, attorneys' fees) actually incurred by such Indemnified Person in connection with such Proceeding if such Indemnified Person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe such Person's conduct was unlawful. The termination of any action, suit or proceeding by

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judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Indemnified Person did not act in good faith and in a manner which such Person reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal action or proceeding, that the Indemnified Person had reasonable cause to believe that such Person's conduct was unlawful.

(b) Derivative Claims. Subject to the limitations and conditions provided in this Section 8 and in the Act, the Company shall and does hereby indemnify any Person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such Person is or was a Manager of the Company, or is or was serving as a manager, director, officer, employee or agent of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise that is or was a Manager, against expenses (including attorneys' fees) actually and reasonably incurred by such Person in connection with the defense or settlement of such action or suit, if such Person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, provided that no indemnification shall be made in respect of any claim, issue or matter as to which such Person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such Person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

(c) Indemnification of Employees and Agents. The Company, by adoption of a resolution of the Managers, may indemnify and advance expenses to an employee or agent of the Company to the same extent and subject to the same conditions under which it may indemnify and advance expenses to Managers under this Section 8; and the Company may indemnify and advance expenses to Persons who are not or were not Managers, employees or agents of the Company but who are or were serving at the request of the Company as a manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in such a capacity or arising out of his or her status as such a Person to the same extent that it may indemnify and advance expenses to Managers under this Section 8.

(d) Savings Clause. If this Section 8 or any portion thereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Manager or any other Indemnified Person as to costs, charges and expenses (including attorneys' fees), judgments, fines

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and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative to the full extent permitted by any applicable portion of this Section 8 that shall not have been invalidated and to the fullest extent permitted by applicable law.

9. **AMENDMENTS.** This Operating Agreement may be amended or modified from time to time only by a written instrument adopted by the Managers and executed and agreed to by a Majority Interest; provided, however, that (a) an amendment or modification reducing a Member's share of distributions (other than to reflect changes otherwise provided by this Operating Agreement) is effective only with that Member's consent; (b) an amendment or modification reducing the required measure for any consent or vote in this Operating Agreement is effective only with the consent or vote of Members having the measure theretofore required; (c) an amendment that would modify the limited liability of a Member is effective only with that Member's consent (d) an amendment modifying, amending, or terminating Moffitt's or Paragon's rights or obligations hereof including but not limited to the rights and obligations set forth in 3(b), 5(b)(i), 5(h), 5(i), 5(j), 5(k) and 5(l) is effective only with the prior written consent of Moffitt or Paragon. This Operating Agreement may be amended by the Managers without the consent of the Members to correct any errors or omissions, to cure any ambiguity, or to cure any provision that may be inconsistent with any other provision hereof. The Company shall in good faith take all actions necessary or appropriate to preserve and protect Moffitt's rights, preferences and privileges in accordance with the intent and purpose of this Operating Agreement.

10. **CONVERSION TO SUBCHAPTER C CORPORATION.** At the option of Moffitt, exercisable at any time after Moffitt has issued to the Company a License Agreement, the Company shall convert to a Florida corporation that elects to be taxed under Subchapter C of Chapter 1 of the Code; provided, however, that the Company shall not be required to effect such conversion if, in the opinion of counsel to the Company, such conversion will result in material, adverse tax consequences to the Members.

11. **BOOKS, RECORDS, REPORTS AND BANK ACCOUNTS.**

(a) **Maintenance of Books and Records.** The Company shall keep books and records of accounts and shall keep minutes of the proceedings of its Members, its Managers and each committee of the Managers at the registered office of the Company. Such records are subject to inspection and copying at the reasonable request, and at the expense, of any Member or Manager during ordinary business hours.

(b) **Reports.** On or before the 90th day following the end of each fiscal year during the term of the Company, the Managers shall cause each Member to be furnished with a federal (and where applicable state) income tax reporting Form K-1 or its equivalent and a financial report for the preceding fiscal year which shall include a

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balance sheet and a profit and loss statement prepared in accordance with generally accepted accounting principles applied on a consistent basis.

(c) Taxable Year. The Company's taxable and fiscal years shall be the calendar year.

(d) Tax Elections. All elections required or permitted to be made by the Company under the Code shall be made by the Managers. Upon the making of such an election, the Company shall thereafter be operated in a manner consistent with such election for federal and state income tax purposes, and no Member shall take any action inconsistent with such election.

(e) Bank Accounts. All funds of the Company are to be deposited in the Company's name in such bank accounts or investment accounts as may be designated by the Managers and shall be withdrawn on the signature of any Manager, or such other Person or Persons as the Managers may authorize. The Company's funds may not be commingled with the funds of any Manager or Member.

(f) "Tax Matters Partner." The Mangers (by a majority vote if more than two) shall designate one Member to be the "tax matters partner" of the Company pursuant to the Code. The Person so designated is authorized to take such actions as are permitted by the Code.

12. DISSOLUTION, LIQUIDATION AND TERMINATION.

(a) Events of Dissolution. The Company shall be dissolved and shall commence winding up its affairs upon the first to occur of the following:

(i) The vote of Members holding a Majority Interest;

(ii) Any event which makes it unlawful or impossible to carry on the Company's business;

(iii) The sale, disposition or abandonment of all or substantially all of the Company Property; or

(iv) The entry of a decree of judicial dissolution under the Act.

The Company shall not be dissolved upon the death, insanity, retirement, resignation, expulsion, dissolution or bankruptcy of any Member or Manager.

(b) Winding Up. Upon the dissolution of the Company, the Managers shall wind up the Company's affairs and satisfy the Company's liabilities. The Managers shall liquidate all of the Company Property as quickly as possible consistent with

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obtaining the full fair market value of said Property. During this period, the Managers shall continue to operate the Company Property, and all of the provisions of this Operating Agreement shall remain in effect.

(c) <u>Final Distribution</u>. The proceeds from the liquidation of the Company Property shall be distributed as follows:

(i) First, to creditors, including Members and Managers who are creditors, until all of the Company's debts and liabilities are paid and discharged (or provision is made for payment thereof);

(ii) Second, to the Members in proportion to their positive Capital Accounts as of the date of such distribution, after giving effect to all contributions, distributions, and allocations for all periods, until such time as all such Capital Accounts have been reduced to zero; and

(iii) The balance, if any, to the Members, pro rata in accordance with their number of Units owned.

(d) <u>Distributions in Kind</u>. In connection with the termination and liquidation of the Company, the Managers shall attempt to sell all of the Company Property. To the extent that Property is not sold, each Member will receive a pro rata share of any distribution in kind. Any Property distributed in kind upon liquidation of the Company shall be valued on the basis of an independent appraisal and treated as though the Property had been sold and the cash proceeds distributed.

(e) <u>No Recourse Against Managers</u>. The Members shall look solely to the assets of the Company for the return of their investment, and if the Property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return such investment, they shall have no recourse against the Managers, any Affiliate of any Manager, or any other Member.

(f) <u>Purchase by Member or Manager</u>. A Manager, Member or an Affiliate of a Manager or Member may, if he so desires, purchase an item of Company Property upon liquidation provided that (i) the purchase price is at fair market value as determined by an independent appraiser selected by the Managers, and (ii) reasonable advance notice of the proposed sale has been given to all other Members.

13. <u>GENERAL PROVISIONS</u>.

(a) <u>Entire Agreement</u>. This Operating Agreement embodies the entire understanding among the Members concerning the Company and their relationship as Members and supersedes any and all prior negotiations, understandings or agreements.

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(b) Severability. If any provision of this Operating Agreement or the application of such provision to any Person or circumstance shall be held invalid, the remainder of this Operating Agreement, or the application of such provision to Persons or circumstances other than those as to which it is held invalid, shall not be affected.

(c) Parties Bound. This Operating Agreement shall be binding upon the Members, the Managers and their respective successors, assigns, heirs, devisees, legal representatives, executors and administrators.

(d) Applicable Law. The laws of the State of Florida shall govern this Operating Agreement, excluding any conflict of law rules. The Members irrevocably agree that all actions or proceedings in any way, manner or respect, arising out of or from or related to this Operating Agreement shall be litigated only in courts within Hillsborough County, Florida. Each Member hereby consents and submits to the jurisdiction of any local, state or federal court located within said county and state and hereby waives any rights it may have to transfer or change the venue of any such litigation. The prevailing party in any litigation in connection with this Operating Agreement shall be entitled to recover from the other party all costs and expenses, including without limitation fees of attorneys and paralegals, incurred by such party in connection with any such litigation.

(e) Partition. Each Member irrevocably waives any right that it may have to maintain any action for partition with respect to Company Property.

(f) Further Assurances. Each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Operating Agreement and the transactions contemplated herein.

(g) No Appraisal Rights. No Member shall have any dissenters' or appraisal rights as provided under the Act.

(h) Tax Status of Moffitt. If legal counsel for Moffitt or Moffitt's Affiliate determines in good faith that the continuation of ownership of the Class A Units and/or the participation of Moffitt or its Affiliate as a Member creates a substantial risk of being deemed in violation of any legal or regulatory requirement applicable to Moffitt or its Affiliate including requirements applicable to Moffitt or its Affiliate by virtue of its tax-exempt status, or adversely affects the status of any tax-exempt bonds of Moffitt or its Affiliate, Moffitt shall be entitled to exercise its Redemption Rights under Section 5(k) of this Operating Agreement. The date, time and procedure for the closing of the redemption shall be as reasonably determined by Moffitt. Moffitt shall thereafter be removed as a Member under Section 5(b) of this Operating Agreement, provided, however, that Moffitt shall be entitled to receive the consideration provided for under Section 5(k).

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IN WITNESS WHEREOF, the parties have executed this Operating Agreement as of the day and date first above written.

GLG PHARMA, LLC, LLC

By:________________________
Its:________________________



____
Richard Gabriel

____
Hector J. Gomez

____
Michael W. Lovell

MOFFITT TECHNOLOGIES CORPORATION

By:________________________
Dr. William Dalton
Chairman & President

THE PARAGON FOUNDATION OF PALM BEACH COUNTY, INC.

By:________________________
Pamela S. Morrison, President

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IN WITNESS WHEREOF, the parties have executed this Operating Agreement as of the day and date first above written.

GLG PHARMA. LLC, LLC

By:____________________
Its:____________________

____
Richard Gabriel

____
Hector J. Gomez

____
Michael W. Lovell

MOFFITT TECHNOLOGIES CORPORATION

By:____________________
Dr. William Dalton
Chairman & President

THE PARAGON FOUNDATION OF PALM BEACH COUNTY, INC.

By:____________________
Pamela S. Morrison. President

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EXHIBIT A

Name of Member	Capital Contribution	Number and Class of Units
Richard Gabriel	$330.00	1,000,000 Class B Units
Hector J. Gomez	$330.00	1,000,000 Class B Units
Michael W. Lovell	$330.00	1,000,000 Class B Units
The Paragon Foundation of Palm Beach County, Inc.	$0.00	209,809 Class A Units
Moffitt Technologies Corporation	Three License Agreements	629,428 Class A Units

EXHIBIT B

Special Allocations

1.   Special Allocations. Notwithstanding the provisions of Sections 4(a) or 4(b) of the Operating Agreement, the following special allocations shall be made in the following order:

1.1   Except as otherwise provided in Section 1.704-2(f) of the Regulations, if there is a net decrease in "partnership minimum gain" (as that term is defined in Sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations) during any Company fiscal year, then each Member shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent years) in an amount equal to that Member's share of the net decrease in partnership minimum gain. Allocations pursuant to the previous sentence shall be made in accordance with Section 1.704-2(f)(6) of the Regulations. This Section is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(f) of the Regulations and shall be interpreted consistently therewith.

1.2   If there is a net decrease in "partner nonrecourse debt minimum gain" (as that term is defined in Section 1.704-2(i)(2) of the Regulations) attributable to a "partner nonrecourse debt" (as that term is defined in Sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations) during any Company fiscal year, then each Member who has a share of that partner nonrecourse debt minimum gain attributable to such partner nonrecourse debt as of the beginning of each fiscal year shall, to the extent required by Section 1.704-2(i)(4) of the Regulations, be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) equal to that Member's share of the net decrease in partner nonrecourse debt minimum gain attributable to such partner nonrecourse debt. Allocations pursuant to the previous sentence shall be made in accordance with Section 1.704-2(i)(4) of the Regulations. This Section is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

1.3   If any Member unexpectedly receives any adjustments, allocations or distributions described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Regulations, then items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section 1.3 shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Exhibit B have been tentatively made as if this Section 1.3 of this Exhibit B were not in the Operating Agreement. This Section is intended to constitute a "qualified income offset" within the meaning of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith. For purposes of the Operating Agreement, "Adjusted Capital Account Deficit" shall mean, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of a fiscal year of the Company, after being adjusted for this purpose as follows: (i) the Capital Account shall be increased to reflect the amounts, if any, that such Member is obligated to restore to the Company under any provisions of the Operating Agreement or is deemed to be obligated to restore pursuant to Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations; and (ii) the Capital Account shall be reduced to reflect any items described in Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Regulations. This definition is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

1.4   If any Member has a deficit Capital Account at the end of any fiscal year of the Company that is in excess of the sum of the amount such Member is obligated to restore pursuant to the provisions of the Operating Agreement and the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations, then each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Exhibit B have been tentatively made as if Section 1.3 of this Exhibit B and this Section were not in the Operating Agreement.

1.5   "Nonrecourse deductions" (as that term is defined in Section 1.704-2(b)(1) of the Regulations) for any fiscal year shall be allocated to the Members in proportion to their respective Percentage Interests.

1.6   "Partner nonrecourse deductions" (as that term is defined in Section 1.704-2(i) of the Regulations) for any fiscal year shall be specially allocated to the Member who bears the economic risk of loss with respect to the "partner nonrecourse debt" (as that term is defined in Section 1.704-2(b)(4) of the Regulations) to which such Partner nonrecourse deductions are attributable, in accordance with Regulations Section 1.704-2(i)(1).

1.7   Section 754 Adjustments.

1.7.1   In the event of a valid transfer of all or any part of a Member's Percentage Interest in the Company, the Company shall, at the request of the transferee, file an election pursuant to Section 754 of the Code and adjust the basis of the Company's assets under section 743 of the Code. The transferor or transferee of a Percentage Interest shall pay all costs of preparing and filing all instruments or documents necessary to effectuate such election if made. In the event that a distribution of any of the Company's property is made in the manner provided in Section 734 of the Code, then, upon the request of any Member, the Company shall file an election under Section 754 of the Code. Except insofar as such an election pursuant to the aforesaid sections has been made, the determination of Profit, Loss, taxable income, tax loss or

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Net Cash Receipts shall be made as provided in the Operating Agreement. Each Member agrees to furnish the Company with all information necessary to give effect to such election.

1.7.2   Any adjustment to the tax basis of any Company asset pursuant to Section 734(b) or 743(b) of the Code that is required to be taken into account in determining Capital Accounts pursuant to Regulation Section 1.704-1(b)(2)(iv)(m) shall be treated as an item of gain (if the adjustment is an increase) or loss (if the adjustment is a decrease) and such gain or loss shall be allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Regulation.

2.   Curative Allocations. The allocations set forth in Section 1 of this Exhibit B (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations that are made be offset either with other Regulatory Allocations or with special allocations pursuant to this Section.   Therefore, notwithstanding any other provision of this Exhibit B (other than the Regulatory Allocations), the Managers shall make such offsetting special allocations in whatever manner they shall determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Operating Agreement and all Company items were allocated pursuant to Sections 4(a) and 4(b) of the Operating Agreement.   In exercising their discretion under this Section, the Managers shall take into account future Regulatory Allocations under Sections 1.1 and 1.2 of this Exhibit B that, although not yet made, are likely to offset other Regulatory Allocations previously made under this Section.

3.   Other Allocation Rules.

3.1   For purposes of determining the Profit, Loss or any other items allocable to any period, Profit, Loss and any such other items shall be determined on a daily, monthly or other basis, as determined by the Members using any permissible method under Code Section 706 and the Regulations thereunder.

3.2   Except as otherwise provided in the Operating Agreement, all items of Company income, gain, loss and deduction, and any other allocations not otherwise provided for, shall be divided among the Members in the same proportions as they share Net Profit or Net Loss, as the case may be, for the fiscal year.

3.3   In determining a Member's proportionate share of the "excess non-recourse liabilities" of the Company within the meaning of Regulations Section 1.752-3(a)(3), the Members' interests in Company profits are in proportion to their respective Percentage Interests.

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3.4   To the extent permitted by Section 1.704-2(h)(3) of the Regulations, the Members shall endeavor to treat distributions as having been made from the proceeds of a "nonrecourse liability" (as that term is defined in Section 1.704-2(b)(3) of the Regulations) or a "partner nonrecourse debt" (as that term is defined in Section 1.704-2(b)(4) of the Regulations) only to the extent that such distributions would cause or increase an Adjusted Capital Account Deficit for any Member.

EXHIBIT C

Purchase Price

The purchase price described in Section 5(b)(iii)(2)A of the Operating Agreement shall be based on the fair market value of the Company (the "Fair Market Value") as determined by a business valuation consultant with relevant experience valuing businesses similar to the Company's (a "Valuation Consultant") selected by the selling Member and the purchaser(s) of the Units (singularly and collectively if more than one, the "Buyer"). If the Selling Member and the Buyer cannot agree upon a Valuation Consultant within thirty (30) days after the event giving rise to the necessity for a valuation, then each of the Selling Member and the Buyer shall select its own Valuation Consultant. If the difference between the fair market values of the Company as determined by such Valuation Consultants is less than ten percent (10%) of the lower of such fair market values, then the average of the fair market values as determined by the Valuation Consultants shall be deemed to be the Fair Market Value of the Company. If the difference between the fair market values of the Company as determined by such Valuation Consultants is ten percent (10%) or more of the lower of such fair market values, then the two Valuation Consultants shall select a third Valuation Consultant to determine the fair market value of the Company, and the average of the two fair market values that are closest together shall be deemed to be the Fair Market Value of the Company. In the event of the valuation of the Company by one or more Valuation Consultants as provided herein, the purchase price of each Unit shall be (a) the Fair Market Value, divided by (b) the number of Units then outstanding. The Unit purchase price shall be determined by the preceding sentence, and in no event shall any discount be applied to the price determined thereunder, whether by reason of the Units' representing a minority interest in the Company, the Units' lack of marketability, or otherwise.